HINDALCO
ADITYA BIRLA GROUP

1/3

Ref: AJJ:PVK:853:2002 Date:-23rd October, 2002

02 NOV 12 PM 4:18

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America

02055775

SUPPL

**Attn:- International Corporate Finance**

Dear Sir,

**Re:- Hindalco Industries Limited-**
**Rule 12g3-2(b) Exemption File No.82-3428**

Subject : Publication of Quarterly Unaudited Financial Results

We are sending herewith a Statement showing the "Unaudited Financial Results" (Provisional) of the Company for the Quarter period ended on 30th September, 2002.

We hope you will find this in order.

Thanking you,

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

11/18

Yours faithfully,
for Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Encl:- As above

HINDALCO

ADITYA BIRLA GROUP

# PRESS RELEASE

**Date:23.10.2002**

## HINDALCO
## THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
## Q2 - FY 2002-03

### PERFORMANCE AMIDST A WEAK SCENARIO

| | |
|---|---|
| **Sales** | **Rs. 569.7 Crores** |
| **Profit before Deferred Tax** | **Rs. 149.7 Crores** |
| **Net Profit** | **Rs. 125.2 Crores** |

Hindalco, the flagship Company of Aditya Birla Group, has reported better sales, revenues and production despite constraints from several quarters.

Among the factors that have impaired performance are – the depressed economic scenario, lower LME prices, higher input costs – mainly coal, and major power disruptions in the month of September. The latter has resulted in a production loss of 6000 tons of aluminium metal. The Company is in the process of normalizing the smelter operations at the earliest. Its performance must therefore be viewed in the context of the difficulties it had to overcome.

## Sales

The Company's Net Sales at Rs. 569.7 Crores are up 2.2 % (Rs. 557.3 Crores). Sales volumes at 63,587 MT (60,069 MT) are higher by 5.9 %.

To partially offset lower realizations, Hindalco's ongoing focus has been on sales of higher value-added products.

## Profits

Profits before Deferred Tax during Q2 of the current Fiscal stand at Rs. 149.7 Crores, as against the Rs. 184.5 Crores in Q2 Fiscal 2003. A sharp increase in cost of coal and other inputs, disruptions of power generation and smelting operations have impacted the Company's bottom line. Consequently, Net Profit during the Quarter was Rs. 125.2 Crores as against of Rs. 167.1 Crores in the corresponding Quarter last year.

## Operational Review

On the production front, in all areas, Hindalco's output bettered that of the comparable quarter of the earlier year:

- Metal Production at 63,665 MT, is higher by 2.1% against output of 62,330 MT in the.corresponding period previous year.
- Alumina production, at 118,528 MT is lower by 5.9 % over that of 125,943 MT in the comparable quarter. This was largely due to a planned shutdown of operations for routine maintenance as well as hook up of capacity expanded as part of the ongoing brownfield expansion.
- Output of Rolled Products at 18,674 MT is higher by 3.5 % vis-à-vis 18,043 MT in the comparable Quarter last year, as a result of better utilization of available capacity and an improved product mix.
- Extrusion Production stood at 5,074 MT, up by as much as 23.2% vis-à-vis 4,120 MT in the corresponding period last year. Increased on account of improving market demand as well as aggressive marketing efforts.
- Production of Redraw Rods at 13,251 MT, reflects a 1.1% growth over 13,112 MT in Q2 Fiscal 2002.
- Power sent out from the Company's Renusagar Power Plant was 1,041 MU, higher by 7.7% as against 967 MU in the comparable Quarter last year.
- Power sent out from its Co-Generation Unit was 62 MU as against 72 MU in the corresponding Quarter last year. The Co-generation Unit is allied to the Company's Alumina Refinery. The output is lower because of the shutdown of Alumina Refinery for routine maintenance and expansion.
- Foil Production increased to 4,646 MT, up 5.6%, over 4,400 MT in the corresponding period last year.
- Production at the Aluminium Alloy Wheel Plant improved significantly to 19,994 Wheels vis-à-vis 7,409 Wheels in Q2 of the previous fiscal.

## Comparison - H1 FY 2003 / H1 FY 2002

For the half year, ending September 02, the Company's financial performance is as indicated hereunder:-

Rs. in Crores

| | H1 FY 2002 | H1 FY 2003 |
|---|---|---|
| Net Sales | 1,106.3 | 1,155.7 |
| Profit before Deferred Tax | 356.8 | 313.9 |
| Net Profit | 328.2 | 265.4 |

## Fund Raising

The Company has raised a Debt of Rs. 100 Crores in August 2002 for General Corporate Purposes, by issuing Secured Non-Convertible Debentures, with Put/Call Option of varying tenor, at rates ranging from 6.95 % to 7.2 %.

## Brownfield Expansion

Hindalco's brownfield expansion at Renukoot entailing an investment of Rs.1800 Crores is on course. On its completion, Aluminium Smelting Capacity will stand raised by 100,000 MTPA to 342,000 MTPA. Alongside, with its emphasis on ensuring self-sufficiency in key inputs, Alumina Refining Capacity will be augmented by 210,000 MTPA to reach 660,000 MTPA (450,000 MTPA) and Power Generation Capacity will be increased to 769 MW (619 MW). This project is slated to be completed in phases, by middile of Fiscal 2003-04.

As part of this project, the 2nd of the 3 Potlines in the smelter, has been commissioned in September 2002.

The expansion of the Alumina Refinery capacity has been largely completed. With the hook up of expanded facilities in October 2002, additional capacities will gradually come on stream. The increased output of alumina will support higher metal output.

Of the two power generating Units of the planned expansion, the first Unit, entailing a 75 MW capacity is slated for commissioning by December 2002.

On completion of the ongoing brownfield expansion, Hindalco's market leadership will be further consolidated, while ensuring improved availability for a larger presence in international markets. It will also bring in a significant cost reduction.

## Other Growth Initiatives

Strengthening of synergies with Indal is yielding increased benefits to both Hindalco and Indal. Synergies accrue from exchanging best practices, undertaking product rationalization and working closely in marketing products. The two Companies continue to work forwards optimizing capacities by way of tolling of alumina.

**Hindalco has made an open offer to acquire the balance 25.4% public holding, at a price of Rs.120 per share. The offer opened on the 14th October, 2002 and will close on the 12th November, 2002. The total payout on this account will be Rs.218 Crores.**

**The Company has already purchased 889,823 shares from the market, at a cost of Rs 10.56 Crores. On successful completion of the open offer, Indal will be delisted from all the stock exchanges and will become a wholly owned subsidiary of Hindalco.**

Hindalco's structured Profit Improvement exercise, Rocket 2K, launched to bring in higher productivity, significant costs reduction, strengthening efficiencies and lower inventories, is progressing well. On its completion in about two years, Hindalco

expects annualized saving of nearly Rs.40-50 Crores. Of this, a saving of Rs. 23 Crores has already been realized.

The Company has also recoursed to ERP, to integrate operations, ensure real time data availability, enable improved and faster decisions, effective Supply Chain Management and strengthen Customer Relations Management Systems. The first phase is scheduled for completion by end FY 2004.

## Overall Outlook

Domestic competition continues to be intense. The weak monsoon has cast a shadow over the prospects of an accelerating economic growth. There are apprehensions that a poor agricultural performance will hit the demand for consumer durables and impact other important segments Prices are expected to continue to be under pressure, on account of increasing output at home as well as a discouraging outlook for international prices. On the positive side, the economy continues to grow. In addition, it is hoped that an environment of lower interest rates, innovative financing schemes and the Government's proposed thrust on infrastructure building will play a positive role in stimulating aluminium demand growth.

## Hindalco's Outlook

Even as the long term fundamentals for the Company remain excellent, its outlook in the near term continues to be cautiously optimistic.

While the Company's performance has suffered a temporary setback on account of the disruption of its operations in September 2002, the medium and long term outlook remains extremely encouraging. Aluminium by virtue of its unique intrinsic qualities has carved a niche for itself amongst metals. In India, Aluminium has a unique role to play in the country's economic progress and has a vast untapped potential. Normalisation of Hindalco's smelter operations, completion of the brownfield expansion, the ongoing cost reduction, improved operational efficiencies and its single-minded focus on value added products should take the Company forward.

***

Corporate Communications,
Birla Management Corporation Limited
808 Dalamal House, Nariman Point; Mumbai 400 021
Phone : 2845826 (D), 2823466, 2850202 Fax : 2822069
E-Mail : pragnyaram@adityabirla.com
www.adityabirla.com

**HINDALCO INDUSTRIES LIMITED**

Regd. Office: "Century Bhavan", 3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

## UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH SEPTEMBER, 2002

(Rupees in Million)

| | Particulars | Quarter ended 30/09/2002 | Quarter ended 30/09/2001 | Half year ended 30/09/2002 | Half year ended 30/09/2001 | Previous Accounting Year ended 31/03/2002 (Audited) |
|---|---|---|---|---|---|---|
| 1 | Net Sales | 5,697 | 5,573 | 11,557 | 11,063 | 23,314 |
| 2 | Other Income | 502 | 438 | 817 | 764 | 2,109 |
| 3 | Total Expenditure | 3,897 | 3,039 | 7,488 | 6,009 | 13,374 |
| | (a). (Increase)/Decrease in Stock in Trade | (77) | (138) | (221) | (256) | (193) |
| | (b). Consumption of Raw Materials | 1,244 | 1,106 | 2,551 | 2,199 | 4,756 |
| | (c). Staff Cost | 487 | 403 | 941 | 787 | 1,672 |
| | (d). Manufacturing Expenses | 1,786 | 1,293 | 3,374 | 2,530 | 5,549 |
| | (e). Other Expenditure | 457 | 375 | 843 | 749 | 1,590 |
| 4 | Interest | 53 | 102 | 132 | 206 | 456 |
| 5 | Gross Profit | 2,249 | 2,870 | 4,754 | 5,612 | 11,593 |
| 6 | Depreciation | 413 | 375 | 826 | 744 | 1,543 |
| 7 | Profit before Tax & Extraordinary Item | 1,836 | 2,495 | 3,928 | 4,868 | 10,050 |
| 8 | (a). Provision for Current Tax | 340 | 650 | 790 | 1,300 | 2,570 |
| | Profit before Deferred Tax | 1,496 | 1,845 | 3,138 | 3,568 | 7,480 |
| 8 | (b). Provision for Deferred Tax | 245 | 174 | 485 | 285 | 620 |
| 9 | Net Profit | 1,251 | 1,671 | 2,653 | 3,283 | 6,860 |
| 10 | Paid-up Equity Share Capital (Face Value : Rs.10/- per Share) | 737 | 745 | 737 | 745 | 745 |
| 11 | Reserves (excluding revaluation reserve) | | | | | 45,071 |
| 12 | Basic & Diluted EPS (Rs.) | 17 | 22 | 36 | 44 | 92 |
| 13 | Aggregate of non-promoter shareholding | | | | | |
| | (a). Number of shares | | | 56,745,609 | 58,075,831 | 57,498,321 |
| | (b). Percentage of shareholding | | | 76.98% | 77.99% | 77.22% |
| 14 | Metal Production (MT) | 63,665 | 62,330 | 130,532 | 123,915 | 261,338 |

## SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

| Particulars | Half year ended 30/09/2002 | Accounting Year ended 31/03/2002 (Audited) |
|---|---|---|
| **1. Segment Revenue** | | |
| Aluminium Business | 11,557 | 23,314 |
| Less: Inter Segment Revenue | - | - |
| Net Sales/Income from operations | 11,557 | 23,314 |
| **2. Segment Results (Profit/Loss before Tax and Interest from each Segment)** | | |
| Aluminium Business | 3,388 | 8,518 |
| Less: Interest Paid | 132 | 456 |
| | 3,256 | 8,062 |
| Add: Other un-allocable Income net off un-allocable expenses | 672 | 1,988 |
| Profit before Tax | 3,928 | 10,050 |
| **3. Capital Employed (Segment assets-Segment liabilities)** | | |
| Aluminium Business | 34,801 | 33,148 |

**Notes:**

1. At the Meeting convened as per directions of the Mumbai High Court on 17th September, 2002, shareholders of the Company have approved the scheme of arrangement for amalgamation of Indo Gulf Corporation Limited (comprising of remaining business after de-merger of fertilizer undertaking at Jagdishpur) with the Company. The hearing of the petition has been fixed on 31st October, 2002. After requisite approvals and sanctions, as per the scheme the Company will issue one fully paid-up equity share for each twelve equity shares of Indo Gulf Corporation Limited and consequently the issued and paid-up share capital of the Company would increase to Rs.924.75 million. Pending final approvals/sanctions, the above result does not include the result of the Indo Gulf Corporation Limited, proposed to be amalgamated with effect from 1st April, 2002.

2. The SEBI has approved the Company's Open Offer for acquiring the remaining 18,182,507 equity shares of Indian Aluminium Company Limited (INDAL) at Rs.120/- per share. The Open Offer has already commenced/opened on 14th October, 2002, which would be closed on 12th November, 2002. In the meantime Company has acquired from the Open Market 890623 Shares for a total consideration of Rs.105.6 million.

3. The Company has commissioned a new Potline in September, 2002 under its Brownfield expansion programme. The production of aluminium metal will increase gradually.

4. In September, 2002, due to serious power disruptions the Company's smelter operation was adversely affected. This has resulted in a production loss of about 6000 MT of Aluminium metal. Vigorous efforts are on to normalise the smelter.

5. The Company has raised debts aggregating to Rs.1800 million during August 2002 through issuance of secured non-convertible debentures of different maturities at varying fixed/floating interest rates for general corporate purposes.

6. (i) The Company has entered into a Share Purchase Agreement with Oil and Natural Gas Corporation Limited for sale of its investment in 9,56,95,742 equity shares of Rs.10/- each (fully paid-up) of Mangalore Refinery and Petrochemicals Ltd., at Rs.2/- per equity share and the sale will be completed only after obtaining the necessary government/statutory approvals. In the event of completion of the sale, the Company will incur a loss of Rs. 1328 million, which will be accounted for when the sale is completed.

   (ii) In the event, the sale of the aforesaid equity shares is not completed before the end of the current financial year, the Company will determine the decline, other than temporary, in the value of aforesaid equity share and in accordance with past practice, the carrying amount of long-term investments will be adjusted for such decline, at the time of preparation of the annual accounts.

7. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Wednesday, 23rd October, 2002.

8. The half yearly results for the period ended 30th September, 2002 have been reviewed by the Auditors.

By and on behalf of the Board

A.K. Agarwala
Whole-time Director

Place: Mumbai
Dated: 23rd October, 2002